Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Nine months ended,
	Oct 3,	Oct 2,	Oct 3,	Oct 2,
(unaudited, in millions €, except per share data)	2021	2022	2021	2022

Net system sales	4,111.1	4,254.7	10,189.6	10,682.4
Net service and field option sales	1,130.2	1,523.6	3,435.8	4,060.8
Total net sales	5,241.3	5,778.3	13,625.4	14,743.2

Total cost of sales	(2,529.9)	(2,784.6)	(6,517.0)	(7,354.0)
Gross profit	2,711.4	2,993.7	7,108.4	7,389.2

Research and development costs	(609.2)	(819.4)	(1,866.4)	(2,347.2)
Selling, general and administrative costs	(182.9)	(235.8)	(523.1)	(665.5)
Income from operations	1,919.3	1,938.5	4,718.9	4,376.5

Interest and other, net	(10.5)	(15.1)	(32.4)	(41.5)
Income before income taxes	1,908.8	1,923.4	4,686.5	4,335.0

Income tax expense	(270.9)	(252.0)	(705.4)	(612.6)
Income after income taxes	1,637.9	1,671.4	3,981.1	3,722.4

Profit related to equity method investments	102.3	30.1	128.7	85.3
Net income	1,740.2	1,701.5	4,109.8	3,807.7

Basic net income per ordinary share	4.27	4.29	9.99	9.53
Diluted net income per ordinary share	4.26	4.29	9.97	9.52

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	407.9	396.2	411.6	399.6
Diluted	408.6	396.6	412.2	399.9

ASML - Ratios and Other Data

	Three months ended,		Nine months ended,
	Oct 3,	Oct 2,	Oct 3,	Oct 2,
(unaudited, in millions €, except otherwise indicated)	2021	2022	2021	2022

Gross profit as a percentage of net sales	51.7%	51.8%	52.2%	50.1%
Income from operations as a percentage of net sales	36.6%	33.5%	34.6%	29.7%
Net income as a percentage of net sales	33.2%	29.4%	30.2%	25.8%
Income taxes as a percentage of income before income taxes	14.2%	13.1%	15.1%	14.1%
Shareholders’ equity as a percentage of total assets	42.1%	24.3%	42.1%	24.3%
Sales of lithography systems (in units) [1]	79	86	227	239
Value of booked systems (EUR millions) [2]	6,179	8,920	19,190	24,358
Net bookings lithography systems (in units) [1,2]	178	150	465	452
Number of payroll employees in FTEs	29,025	34,720	29,025	34,720
Number of temporary employees in FTEs	1,659	2,875	1,659	2,875

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders for which written authorizations have been accepted

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Oct 2,
(unaudited, in millions €)	2021	2022

ASSETS
Cash and cash equivalents	6,951.8	3,152.8
Short-term investments	638.5	210.0
Accounts receivable, net	3,028.0	5,840.2
Finance receivables, net	1,185.6	1,399.4
Current tax assets	42.0	305.6
Contract assets	164.6	276.9
Inventories, net	5,179.2	6,884.0
Other assets	1,000.5	1,657.5
Total current assets	18,190.2	19,726.4

Finance receivables, net	383.0	174.9
Deferred tax assets	1,098.7	1,599.6
Loan receivable	124.4	364.4
Other assets	887.0	745.2
Equity method investments	892.5	998.7
Goodwill	4,555.6	4,555.6
Other intangible assets, net	952.1	870.1
Property, plant and equipment, net	2,982.7	3,561.7
Right-of-use assets - Operating	159.5	203.8
Right-of-use assets - Finance	5.3	3.1
Total non-current assets	12,040.8	13,077.1

Total assets	30,231.0	32,803.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	12,298.0	15,668.6
Total current liabilities	12,298.0	15,668.6

Long-term debt	4,075.0	3,503.1
Deferred and other tax liabilities	240.6	283.0
Contract liabilities	3,225.7	4,918.6
Accrued and other liabilities	251.1	475.1
Total non-current liabilities	7,792.4	9,179.8

Total liabilities	20,090.4	24,848.4

Total shareholders’ equity	10,140.6	7,955.1
Total liabilities and shareholders’ equity	30,231.0	32,803.5

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Nine months ended,
	Oct 3,	Oct 2,	Oct 3,	Oct 2,
(unaudited, in millions €)	2021	2022	2021	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,740.2	1,701.5	4,109.8	3,807.7

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	116.2	137.9	346.8	400.4
Impairment and loss (gain) on disposal	(39.8)	13.2	(33.4)	25.6
Share-based compensation expense	34.0	22.5	84.0	47.9
Inventory reserves	52.9	81.8	131.3	207.2
Deferred tax expense (benefit)	(270.1)	(340.8)	(313.4)	(475.2)
Equity method investments	(97.3)	(36.8)	(141.2)	(105.5)
Changes in assets and liabilities	265.5	(409.8)	244.9	(771.8)
Net cash provided by (used in) operating activities	1,801.6	1,169.5	4,428.8	3,136.3

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(197.0)	(356.6)	(627.5)	(828.2)
Purchase of intangible assets	(7.9)	(7.7)	(22.2)	(25.2)
Purchase of short-term investments	(50.0)	(104.1)	(658.5)	(330.1)
Maturity of short-term investments	99.7	199.5	1,823.7	758.6
Loans issued and other investments	(124.4)	(240.0)	(124.4)	(240.0)
Proceeds from sale of subsidiaries (net of cash disposed)	—	—	12.9	—
Net cash provided by (used in) investing activities	(279.6)	(508.9)	404.1	(664.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(543.5)	(639.1)	(2,018.7)
Purchase of treasury shares	(2,401.6)	(1,087.9)	(5,953.1)	(4,304.7)
Net proceeds from issuance of shares	12.3	19.9	36.9	62.9
Net proceeds from issuance of notes, net of issuance costs	—	—	—	495.6
Repayment of debt and finance lease obligations	(2.6)	(1.2)	(9.4)	(515.4)
Net cash provided by (used in) financing activities	(2,391.9)	(1,612.7)	(6,564.7)	(6,280.3)

Net cash flows	(869.9)	(952.1)	(1,731.8)	(3,808.9)

Effect of changes in exchange rates on cash	2.0	8.4	1.1	9.9
Net increase (decrease) in cash and cash equivalents	(867.9)	(943.7)	(1,730.7)	(3,799.0)

Cash and cash equivalents at beginning of the period	5,186.6	4,096.5	6,049.4	6,951.8
Cash and cash equivalents at end of the period	4,318.7	3,152.8	4,318.7	3,152.8

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Oct 3,	Dec 31,	Apr 3,	Jul 3,	Oct 2,
(unaudited, in millions €, except per share data)	2021	2021	2022	2022	2022

Net system sales	4,111.1	3,463.2	2,287.2	4,140.5	4,254.7
Net service and field option sales	1,130.2	1,522.4	1,247.2	1,290.0	1,523.6
Total net sales	5,241.3	4,985.6	3,534.4	5,430.5	5,778.3

Total cost of sales	(2,529.9)	(2,285.0)	(1,803.4)	(2,766.0)	(2,784.6)
Gross profit	2,711.4	2,700.6	1,731.0	2,664.5	2,993.7

Research and development costs	(609.2)	(680.6)	(738.7)	(789.1)	(819.4)
Selling, general and administrative costs	(182.9)	(202.5)	(207.7)	(222.0)	(235.8)
Other income [1]	—	213.7	—	—	—
Income from operations	1,919.3	2,031.2	784.6	1,653.4	1,938.5

Interest and other, net	(10.5)	(12.2)	(15.6)	(10.8)	(15.1)
Income before income taxes	1,908.8	2,019.0	769.0	1,642.6	1,923.4

Benefit from (provision for) income taxes	(270.9)	(316.0)	(114.4)	(246.2)	(252.0)
Income after income taxes	1,637.9	1,703.0	654.6	1,396.4	1,671.4

Profit related to equity method investments	102.3	70.4	40.7	14.5	30.1
Net income	1,740.2	1,773.4	695.3	1,410.9	1,701.5

Basic net income per ordinary share	4.27	4.39	1.73	3.54	4.29
Diluted net income per ordinary share	4.26	4.38	1.73	3.54	4.29

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	407.9	404.3	401.1	398.3	396.2
Diluted	408.6	405.0	401.5	398.6	396.6

ASML - Quarterly Summary Ratios and other data

	Oct 3,	Dec 31,	Apr 3,	Jul 3,	Oct 2,
(unaudited, in millions €, except otherwise indicated)	2021	2021	2022	2022	2022

Gross profit as a percentage of net sales	51.7%	54.2%	49.0%	49.1%	51.8%
Income from operations as a percentage of net sales	36.6%	40.7%	22.2%	30.4%	33.5%
Net income as a percentage of net sales	33.2%	35.6%	19.7%	26.0%	29.4%
Income taxes as a percentage of income before income taxes	14.2%	15.7%	14.9%	15.0%	13.1%
Shareholders’ equity as a percentage of total assets	42.1%	33.5%	29.1%	24.0%	24.3%
Sales of lithography systems (in units) [2]	79	82	62	91	86
Value of booked systems (EUR millions) [3]	6,179	7,050	6,977	8,461	8,920
Net bookings lithography systems (in units) [2,3]	178	191	163	139	150
Number of payroll employees in FTEs	29,025	29,861	30,861	32,627	34,720
Number of temporary employees in FTEs	1,659	2,155	2,329	2,689	2,875

1. Other income includes the gain on sale of Berliner Glas subsidiaries.
2. Lithography systems do not include metrology and inspection systems.
3. Net bookings include all system sales orders for which written authorizations have been accepted

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Oct 3,	Dec 31,	Apr 3,	Jul 3,	Oct 2,
(unaudited, in millions €)	2021	2021	2022	2022	2022

ASSETS
Cash and cash equivalents	4,318.7	6,951.8	4,324.1	4,096.5	3,152.8
Short-term investments	137.0	638.5	398.5	305.4	210.0
Accounts receivable, net	3,383.3	3,028.0	3,494.6	5,376.7	5,840.2
Finance receivables, net	1,185.9	1,185.6	1,267.6	1,233.1	1,399.4
Current tax assets	289.5	42.0	811.0	658.0	305.6
Contract assets	272.0	164.6	371.3	270.4	276.9
Inventories, net	4,944.2	5,179.2	6,073.5	6,367.1	6,884.0
Other assets	995.0	1,000.5	1,468.2	1,528.1	1,657.5
Held for sale assets	152.7	—	—	—	—
Total current assets	15,678.3	18,190.2	18,208.8	19,835.3	19,726.4

Finance receivables, net	139.0	383.0	191.5	—	174.9
Deferred tax assets	986.0	1,098.7	1,141.9	1,240.8	1,599.6
Loan receivable	124.4	124.4	124.4	124.4	364.4
Other assets	996.5	887.0	809.8	752.9	745.2
Equity method investments	963.2	892.5	940.0	961.4	998.7
Goodwill	4,555.6	4,555.6	4,555.6	4,555.6	4,555.6
Other intangible assets, net	963.8	952.1	923.4	896.1	870.1
Property, plant and equipment, net	2,730.3	2,982.7	3,159.4	3,357.7	3,561.7
Right-of-use assets - Operating	155.0	159.5	172.5	184.6	203.8
Right-of-use assets - Finance	5.9	5.3	4.5	3.8	3.1
Total non-current assets	11,619.7	12,040.8	12,023.0	12,077.3	13,077.1

Total assets	27,298.0	30,231.0	30,231.8	31,912.6	32,803.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	9,114.7	12,298.0	13,612.8	14,637.0	15,668.6
Held for sale liabilities	47.9	—	—	—	—
Total current liabilities	9,162.6	12,298.0	13,612.8	14,637.0	15,668.6

Long-term debt	4,105.8	4,075.0	3,951.7	4,385.3	3,503.1
Deferred and other tax liabilities	282.6	240.6	262.2	252.4	283.0
Contract liabilities	2,001.7	3,225.7	3,292.2	4,630.6	4,918.6
Accrued and other liabilities	242.9	251.1	302.5	358.7	475.1
Total non-current liabilities	6,633.0	7,792.4	7,808.6	9,627.0	9,179.8

Total liabilities	15,795.6	20,090.4	21,421.4	24,264.0	24,848.4

Total shareholders’ equity	11,502.4	10,140.6	8,810.4	7,648.6	7,955.1
Total liabilities and shareholders’ equity	27,298.0	30,231.0	30,231.8	31,912.6	32,803.5

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Oct 3,	Dec 31,	Apr 3,	Jul 3,	Oct 2,
(unaudited, in millions €)	2021	2021	2022	2022	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,740.2	1,773.4	695.3	1,410.9	1,701.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	116.2	124.2	131.0	131.5	137.9
Impairment and loss (gain) on disposal	(39.8)	17.5	12.1	0.3	13.2
Share-based compensation expense	34.0	33.5	11.5	13.9	22.5
Gain on sale of subsidiaries	—	(213.7)	—	—	—
Inventory reserves	52.9	49.4	50.2	75.2	81.8
Deferred tax expense (benefit)	(270.1)	(106.2)	(39.7)	(94.7)	(340.8)
Equity method investments	(97.3)	91.4	(47.5)	(21.2)	(36.8)
Changes in assets and liabilities	265.5	4,647.5	(1,399.0)	1,037.0	(409.8)
Net cash provided by (used in) operating activities	1,801.6	6,417.0	(586.1)	2,552.9	1,169.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(197.0)	(273.2)	(240.1)	(231.5)	(356.6)
Purchase of intangible assets	(7.9)	(17.5)	(11.5)	(6.0)	(7.7)
Purchase of short-term investments	(50.0)	(504.2)	(19.6)	(206.4)	(104.1)
Maturity of short-term investments	99.7	2.7	259.5	299.6	199.5
Loans issued and other investments	(124.4)	—	—	—	(240.0)
Proceeds from sale of subsidiaries (net of cash disposed)	—	316.1	—	—	—
Net cash provided by (used in) investing activities	(279.6)	(476.1)	(11.7)	(144.3)	(508.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(729.2)	—	(1,475.3)	(543.5)
Purchase of treasury shares	(2,401.6)	(2,607.2)	(2,038.2)	(1,178.5)	(1,087.9)
Net proceeds from issuance of shares	12.3	12.0	21.5	21.5	19.9
Net proceeds from issuance of notes, net of issuance costs	—	—	—	495.6	—
Repayment of debt and finance lease obligations	(2.6)	(2.6)	(13.5)	(500.7)	(1.2)
Net cash provided by (used in) financing activities	(2,391.9)	(3,327.0)	(2,030.2)	(2,637.4)	(1,612.7)

Net cash flows	(869.9)	2,613.9	(2,628.0)	(228.8)	(952.1)

Effect of changes in exchange rates on cash	2.0	19.2	0.3	1.2	8.4
Net increase (decrease) in cash and cash equivalents	(867.9)	2,633.1	(2,627.7)	(227.6)	(943.7)

Cash and cash equivalents at beginning of the period	5,186.6	4,318.7	6,951.8	4,324.1	4,096.5
Cash and cash equivalents at end of the period	4,318.7	6,951.8	4,324.1	4,096.5	3,152.8

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2021 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, supply chain constraints and plan to add capacity and capacity goals, outlook and expected financial results, including bookings and orders, expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate and full year 2022 expectations for net sales and gross margin and expected shipments in 2023, statements with respect to fast shipments and impact on expected results, gross margin ambition, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit the expectations presented at the 2021 Investor Day, estimates of amounts of deferred revenue not yet recognized and timing of recognition of such deferred revenue for fast shipments, including value of fast shipments in 2022 leading to deferred revenue recognition, expected shipments, plans and strategies, impact of gas shortage on us and suppliers, customer demand trends, statements about the market and macroeconomic trends and concerns regarding inflation and consumer confidence, statements with respect to dividends including the Q3 dividend and share buybacks and financial policy including statements with respect to share buyback programs, aim to improve ESG sustainability KPI's and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market, inflation and consumer confidence which could potentially lead to a recession, demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, the impact of the gas shortage on us and our suppliers, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the impact of the new US export regulations which we are continuing to assess, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.